UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

General Moly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

370373102

(CUSIP Number)

Keith L. Pope

Parr Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, UT 84111
(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370373102

1	Names of Reporting Persons. Hanlong (USA) Mining Investment, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 370373102

1	Names of Reporting Persons. Nelson Feng Chen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 65,000

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power 65,000

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,908,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 370373102

Item 1.	Security and Issuer

The name of the issuer is General Moly, Inc. (the “Issuer”) and the class of securities subject to this amended Schedule 13D is the Issuer’s common stock (the “Common Stock”). The address of the Issuer’s principal executive office is 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401.

Item 2.	Identity and Background

The names of the reporting persons are (i) Hanlong (USA) Mining Investment, Inc. (“Hanlong USA”), and (ii) Nelson Feng Chen. Hanlong USA is a Delaware corporation, the principal business of which is investing in mining resources. The address of both its principal business and its principal office is Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Mr. Chen, a citizen of Australia, is the President and a Director of Hanlong USA, which is his principal occupation. Mr. Chen’s business address is the same as the principal business address of Hanlong USA. All of the voting and investment power with respect to the shares of the Common Stock held in the name of Hanlong USA has been delegated to Mr. Chen. During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information required by Item C of the General Instructions relating to the executive officers, the directors and the controlling persons of Hanlong USA is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

Mr. Chen is a director of the Issuer. On January 2, 2014, in accordance with the Issuer’s standard director compensation program, Mr. Chen was issued an annual equity grant of 15,000 fully vested shares of the Common Stock. Hanlong USA disclaims beneficial ownership of these shares. It is anticipated that Mr. Chen may be granted additional shares of the Issuer’s stock in future years under the terms of the director compensation program during the period that Mr. Chen remains a director of the Issuer.

CUSIP No. 370373102

In connection with the execution of a Subordinated Loan Agreement on October 26, 2012 Hanlong USA was granted a Warrant (the “Warrant”) to acquire up to 10,000,000 shares of the Common Stock of the Issuer at an exercise price of $4.23 per share. The Subordinated Loan Agreement and the Warrant were terminated by the mutual agreement of the parties on May 14, 2013 and Hanlong USA no longer has rights to acquire shares of Common Stock of the issuer.

Mr. Chen and Hanlong USA reserve the right to purchase shares of the Common Stock or to dispose of such shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Hanlong USA and Mr. Chen share the power to vote, direct the vote, dispose and direct the disposition of 11,843,341 shares of the Common Stock, which represent 12.9% of the outstanding shares of the Common Stock. Mr. Chen has sole power to vote, direct the vote, dispose and direct the disposition of an additional 65,000 shares of the Common Stock, which represent less than 0.1% of the outstanding shares of the Common Stock. Hanlong USA disclaims any beneficial ownership in the 65,000 shares of the Common Stock held by Mr. Chen.

(c)           See Item 4 above.

(d)           No one other than Mr. Chen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Mr. Chen. No one other than Hanlong USA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Hanlong USA. All of the voting and investment power with respect to the shares of Common Stock owned by Hanlong USA has been delegated to Mr. Chen.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the initial acquisition by Hanlong USA of the shares of the Common Stock pursuant to the Securities Purchase Agreement, dated as of March 4, 2010, by and between the Issuer and Hanlong USA (the “Purchase Agreement”), the Issuer and Hanlong USA entered into a Stockholder Agreement (the “Stockholder Agreement”). The Stockholder Agreement imposed limits on acquisitions and dispositions by Hanlong USA, or any entity related to Hanlong USA, of shares of the Common Stock; prohibited certain actions by Hanlong USA, or any entity related to Hanlong USA, relating to the Common Stock; and required that the shares of the Common Stock held in the name of Hanlong USA be voted in a certain manner.

CUSIP No. 370373102

In August, 2013 the Purchase Agreement and Stockholder Agreement were terminated, provided that Hanlong USA retains the right to designate a nominee to the Issuer’s board of directors so long as it holds at least 10% of the Issuer’s Common Stock. Mr. Chen currently serves as a director of the Issuer.

On October 26, 2012 Hanlong USA and the Issuer entered into a Subordinated Loan Agreement. In connection with the execution of the Subordinated Loan Agreement, Hanlong USA was granted the Warrant representing the right to purchase up to 10 million shares of Common Stock of the Issuer. On May 14, 2013, the Issuer and Hanlong USA mutually terminated the Subordinated Loan Agreement and the Warrant.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

7(a).    Agreement relating to group filing (1)

7(b). Securities Purchase Agreement dated as of March 4, 2010,  by  and  between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (2)

7(c). Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d). Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (4)

7(e). Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(f). Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).    Loan Contract with Export-Import Bank of China (7)

7(h). Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i). Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

CUSIP No. 370373102

7(j).     Amendment  No.  1  to  Stockholder  Agreement  of  General  Moly,  Inc.  dated October 26, 2012 (10)

7(k).    Common Stock Purchase Warrant dated October 20, 2012 (11)

7(l).      Termination Agreement dated May 14, 2013 by and between Hanlong (USA) Mining Investment, Inc. and General Moly, Inc. (12)

(1)                       Previously filed.

(2)                       Previously  filed  as  Annex  B  to  General  Moly,  Inc.’s  Schedule  14A,  Definitive  Proxy Statement, as filed with the Commission on April 6, 2010.

(3)                       Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)                       Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5)                       Previously  filed  as  Exhibit  7(e)  to  Hanlong  USA’s  Schedule  13D,  as  filed  with  the Commission on December 30, 2010.

(6)                       Previously  filed  as  Exhibit  10.1  to  General  Moly,  Inc.’s  Form  8-K,  as  filed  with  the Commission on December 22, 2010.

(7)                       Previously  filed  as  Exhibit  7(g)  to  Hanlong  USA’s  Schedule  13D,  as  filed  with  the Commission on December 30, 2010.

(8)                       Previously  filed  as  Exhibit  10.1  to  General  Moly,  Inc.’s  Form  8-K,  as  filed  with  the Commission on July 13, 2011.

(9)                       Previously  filed  as  Exhibit  10.1  to  General  Moly,  Inc.’s  Form  8-K,  as  filed  with  the Commission on June 15, 2012.

(10)                Previously  filed  as  Exhibit  10.3  to  General  Moly,  Inc.’s  Form  8-K,  as  filed  with  the Commission on October 31, 2012.

(11)                Previously  filed  as  Exhibit  10.2  to  General  Moly,  Inc.’s  Form  8-K,  as  filed  with  the Commission on October 31, 2012.

(12)                Previously  filed  as  Exhibit  10.12  to  General  Moly,  Inc.’s  Form  8-K  as  filed  with  the Commission on May 16, 2013.

CUSIP No. 370373102

SIGNATURE

After  reasonable  inquiry  and  to  the  best  of  my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

HANLONG (USA) MINING INVESTMENT, INC.

5 March 2014	By:
Date		NELSON FENG CHEN
	Its:	President

CUSIP No. 370373102

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement relating to group filing (1)

7(b).	Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (2)

7(c).	Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).	Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (4)

7(e).	Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(f).	Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).	Loan Contract with Export-Import Bank of China (7)

7(h).	Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i).	Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

7(j).	Amendment No. 1 to Stockholder Agreement of General Moly, Inc. dated October 26, 2012 (10)

7(k).	Common Stock Purchase Warrant dated October 20, 2012 (11)

(1) Previously filed as Exhibit 7(a).

(2) Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10- Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4) Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

CUSIP No. 370373102

(5) Previously filed as Exhibit 7(e) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(6) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

(7) Previously filed as Exhibit 7(g) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(8) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on July 13, 2011.

(9) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on June 15, 2012.

(10) Previously filed as Exhibit 10.3 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

(11) Previously filed as Exhibit 10.2 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

CUSIP No. 370373102

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS AND CONTROLLING PERSONS OF HANLONG (USA) MINING INVESTMENT INC. (“Hanlong USA”)

Name/Title	Business Address	Citizenship
Nelson Feng Chen, President and Director of Hanlong USA; Director of Hanlong Resources	Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Australia
Hanlong Resources Limited (“Hanlong Resources”), Parent of Hanlong USA	Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Hong Kong
Sichuan Hanlong Group Co., Ltd (“Sichuan”), Parent of Hanlong Resources	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xiaoping Liu, Director, Vice Chairman and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
YiFan Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Geng Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xue Yang, Vice Chairman of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China